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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


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                                CELEXX CORPORATION


                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   15101T 10 2
                                 (CUSIP Number)



                               Mr. Edward O. Ries
                                E-Pawn.com, Inc.
                        2855 University Drive, Suite 200
                          Coral Springs, Florida 33065
                                  954-575-7296
                                Fax 954-227-7395




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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2000
             (Date of Event which Requires Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

                              CUSIP NO. 15101T 10 2


(1)  Name of Reporting Persons and IRS EIN or SSN

E-Pawn.com, Inc., IRS EIN 87-0435741

(2)  Check the appropriate box if a member of a group     (a) Not Applicable

                                                          (b) Not Applicable

(3)  SEC use only..........................

(4)  Source of funds.......................               OO

(5)  Check if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                              Not Applicable

(6)  Citizenship or place or organization.

         State of Nevada






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Number of shares beneficially owned by
each reporting person with:

         (7)      Sole voting power..........
                                                               1,000,000 shares
         (8)      Shared voting power                          -
                                                               None
         (9)      Sole dispositive power
                                                               1,000,000 shares
         (10)     Shared dispositive power...                  -
                                                               None

(11) Aggregate amount beneficially owned by each
     reporting person
         E-Pawn.com, Inc.                                      1,000,000 shares


(12) Check if the aggregate amount in row (11) excludes certain shares:
         E-Pawn.com, Inc. has the contractual right to receive in exchange for E-Pawn.com, Inc. common stock, 12,000,000 additional shares. Issuer has not delivered the 12,000,000 shares.

(13) Percent of class represented by amount in Row (11) 8.06%

(14) Type of reporting person
         E-Pawn.com, Inc.                                 CO


ITEM 1.

      (a)   Name of Issuer:

          CeleXx Corporation

      (b)   Address of Issuer's Principal Executive Offices:

          7251 West Palmetto Park Road
          Suite 208
          Boca Raton, Florida 33433

      This statement relates to the Common Stock, $.001 par value per share of the Issuer.





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ITEM 2.

      (a)   Name of Persons Filing:

          E-Pawn.com, Inc.

      (b)   Address of Principal Business Office or, if none, Residence:

          2855 University Drive, Suite 200
          Coral Springs, Florida 33065

      (c)   Principal business or present principal occupation:

          Internet Marketing and Applications Service Provider

      (d) Whether or not, during the last five years such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

          No. Not applicable.

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          No.  Not applicable.

      (f)   Citizenship:

          State of Nevada

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Reporting Person arranged for the exchange of 1,000,000 shares of E-Pawn.com, Inc. common stock for 1,000,000 shares of common stock of Issuer, pursuant to contract.

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ITEM 4.     PURPOSE OF TRANSACTION

           The acquisition of the shares was for investment purposes. Pursuant to the investment agreement, the Reporting Person had the right to acquire additional shares which could have given the Reporting Person control of the Issuer. Under the terms of the Investment Agreement, the a person designated by Reporting Person would be elected to the Board of Directors of Issuer. The requirements of the Investment Agreement, as amended, would require the change in capitalization of the Issuer in order to complete the issuance of the shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)   Amount Beneficially Owned

          1,000,000 shares legally and beneficially owned; 12,000,000 shares due under contract.

      (b)   Percent of Class

          Shares registered in the name of Reporting Person:   8.06%
          Shares due under contract (13,000,000) when issued assuming base of
March 31, 2000 outstanding shares:                             53.25%


      (c)   Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

          1,000,000

          (ii)  shared power to vote or to direct the vote

          Not applicable


          (iii) sole power to dispose or to direct the disposition of

          1,000,000


          (iv)  shared power to dispose or to direct the disposition of

          Not Applicable

      (d)   Any transactions in the class of securities reported on that were

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            effected during the past sixty days or since the filing of the most recent Schedule 13D:

          None.

      (e) Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

          None.

      (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities

          Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE
            ISSUER.

         Reporting Person entered into and Investment Agreement with Issuer on March 10, 2000, and this Agreement was amended on April 3, 2000. The Reporting Person satisfied the conditions for enforcing the agreement when it delivered one million shares of its common stock, and the Issuer exchanged its shares for the shares of Reporting Person. The agreement also provided for the exchange of 10 million shares of common stock of Reporting Person for 12 million shares of Issuer. Issuer did not have sufficient authorized shares to complete the exchange in full; however, Issuer has subsequently obtained shareholder approval to increase the authorized shares. Issuer has sufficient capital to complete the exchange, and it represented to Reporting Person that this transaction would be completed following the filing of the Amendment to Articles of Incorporation which increase the authorized capital.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1. Investment Agreement dated March 10, 2000 and Amendment dated April 3, 2000 filed as Exhibit 3 to Form 8-K of E-Pawn.com, Inc. Filed on July 5, 2000 and incorporated herein by reference.

         Exhibit 2. Agreement with Shaun Greyling Re: Delivery of E-Pawn.com, Inc. Stock to Issuer attached hereto.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2000

E-PAWN.COM, INC.


By:       /s/ Edward O. Ries
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         Edward O. Ries, President